Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on November 6, 2015.

Towers Watson Comments On Proxy Advisor Recommendations Regarding Proposed Merger With Willis

6 November 2015

Transaction Creates a Leading, Integrated Global Advisory, Broking and Solutions Firm

Merger Expected to Create Approximately $4.7 Billion in Incremental Value for Shareholders

Company Recommends Shareholders Vote FOR the Proposed Transaction

ARLINGTON, Va. – Towers Watson & Co. (NASDAQ: TW), a global professional services company, today issued the following statement in response to the recommendations issued by Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) regarding the proposed merger of Towers Watson and Willis Group Holdings (NYSE:WSH).

“We respectfully disagree with the conclusion reached by ISS and Glass Lewis. While clearly acknowledging the sound strategic rationale and synergy potential of the transaction, they focus on short-term trading, take a narrow view of relative value contribution and unduly discount the significant long-term value creation potential of the proposed merger with Willis.

“The transaction is expected to deliver an estimated $4.7 billion in incremental value for shareholders through clearly-identified cost, tax and revenue synergies. In addition, the combination is expected to result in projected Cash Net Income accretion to Towers Watson shareholders of over 25% for calendar year 2016, increasing to 45% for calendar year 2018. Based on our proven track record of delivering substantial shareholder value through transformative transactions, we are confident that bringing these two companies together will drive growth and generate significant shareholder value.

“We firmly believe that the combination with Willis is in the best interest of our shareholders and remain committed to successfully completing the transaction. The Towers Watson Board of Directors continues to recommend that shareholders vote for the proposed transaction at the upcoming special meeting.”

Towers Watson noted that ISS acknowledges there are significant strategic and financial benefits to a combination of the two companies[1]:

•	“[T]he potential long-term benefits of the deal appear compelling…”

•	“[A] combined entity would benefit from certain factors, including cost synergies and the potential revenue opportunity of better mating Towers’ healthcare exchange with Willis’ distribution network.”

•	“[I]ntegrating the [exchange] product with a powerful distribution system is more critical than a backward-looking analysis of growth rates can convey.”

Similarly, Glass Lewis noted[2]:

•	“[W]e believe the strategic rationale underpinning the proposed merger is sound. We believe the merger would enhance the overall competitive position of the companies, improve their ability to serve a broader range of clients, create an extensive offering of products and solutions and establish a stronger platform for growth and future investments.”

•	“[W]e recognize the strategic merit of the merger and the potential to achieve greater financial performance than either company could on its own in the long term…”

•	“[W]e also acknowledge that Towers Watson management has a track record of delivering shareholder value following a transformative transaction.”

•	“In our opinion, the proposed merger is the result of a thorough review of strategic alternatives. Towers Watson’s evaluation of a potential combination with Willis involved various members of management, independent directors and external business, financial and legal advisors, all of whom assessed aspects of the potential value creation opportunities, the cultural compatibility and the strategic and financial implications of the proposed transaction.”

Towers Watson will hold a special meeting of its stockholders to vote on the proposed merger with Willis at 8:00 a.m. local time on November 18, 2015 at the Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson special meeting.

Investors with questions about the transaction or how to vote their shares may contact the Company’s proxy solicitor, MacKenzie Partners Inc., toll-free at 800-322-2885. Additional information on how to vote is available at www.willisandtowerswatson.mergerannouncement.com.

[1]	Permission to quote from the ISS report was neither sought nor obtained.
[2]	Permission to quote from the Glass Lewis report was neither sought nor obtained.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

[1]	Permission to quote from the ISS report was neither sought nor obtained.
[2]	Permission to quote from the Glass Lewis report was neither sought nor obtained.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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